Exhibit 17.1

July 29, 2014

Sharon S. Franey
President and & COO
CODESMART Holdings, Inc.
5029 Apple Lane
Mohnton, PA 19540

Letter of Resignation

Dear Shari:

As you know, I have been named as a defendant in USA v. Abraxas Discala, et al., 14-CR-0039 (E.D.N.Y.), a criminal case, and Securities and Exchange Commission v. Abraxas Discala, 14-CV-4346 (E.D.N.Y), a civil action. I believe with all my heart in Codesmart and in its future. Unfortunately and with great regret, I must step down, effectively immediately, as chief executive officer and chairman of the board so that I can focus on the defense of these cases, and for the good of the company.

Best Regards,

/s/ Ira Shapiro
Ira Shapiro
103 Waters Edge Congers, NY 10920